

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2019

Frank Celecia
Chief Executive Officer
OrgHarvest, Inc.
774 Mays Boulevard 10-536
Incline Village, NV 89451

> **Re: OrgHarvest, Inc.**
> **Post-Effective Amendment to Offering Statement on Form 1-A**
> **Filed October 3, 2019**
> **File No. 024-10885**

Dear Mr. Celecia:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment to Offering Statement on Form 1-A

Financial Statements, page 38

1. Please amend your filing to include a balance sheet for fiscal year 2017 as required by paragraph (b)(3)(B) of Part F/S of Form 1-A. Please also amend your filing to separately present fiscal year 2017 statement of operations and statement of cash flows information as required by paragraph (b)(4) of Part F/S of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Carl P. Ranno, Esq.